                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                   FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             A.Fulltitle of the Plan and the address of the Plan, if
                 different from that of the issuer named below:

                               BUCKLE 401(K) PLAN

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                THE BUCKLE, INC.
                              2407 WEST 24TH STREET
                                  P.O. BOX 1480
                          KEARNEY, NEBRASKA 68848-1480



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               BUCKLE 401(K) PLAN



Date   July 29, 2005                  By        /s/ DENNIS H. NELSON
     ----------------------------        --------------------------------------
                                          Dennis H. Nelson
                                          President and Chief Executive Officer

                              REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Income Security Act of 1974) and are included herein as listed in the table of contents below.


TABLE OF CONTENTS

         (a)   Financial Statements                                                  Pages

         Report of Independent Registered Public Accounting Firm                       1

         Statements of Net Assets Available for Benefits
           January 31, 2005 and 2004                                                   2

         Statements of Changes in Net Assets Available for Benefits
           for the Years Ended January 31, 2005 and 2004                               3

         Notes to Financial Statements                                                4-7

         (b)   Supplemental Schedule

         Form 5500 Schedule H Part IV Line 4(i) -
           Schedule of Assets (Held at End of Year) as of January 31, 2005             8

         (c)   Exhibits

         Exhibit A - Consent of Independent Registered Public Accounting Firm          9

         Exhibits 31.1 and 31.2                                                      10-11



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Buckle 401(K) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(K) Plan (the "Plan") as of January 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 29, 2005

BUCKLE 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                         2005            2004
ASSETS:

  Investments (Note D)                $24,788,266     $22,488,665
                                      -----------     -----------

  Receivables:
    Employees' contributions               59,129          58,994
    Employer's contribution               544,854         566,758
                                      -----------     -----------
           Total receivables              603,983         625,752
                                      -----------     -----------

           Total assets                25,392,249      23,114,417
                                      -----------     -----------

LIABILITIES:

  Contributions refund payable                  -          15,342
                                      -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS     $25,392,249     $23,099,075
                                      ===========     ===========


The accompanying notes are an integral part of these financial statements.

BUCKLE 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                                  2005            2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments (Note D)     $ 1,410,089     $ 4,893,115
    Interest and dividends                                         403,135         329,381
                                                               -----------     -----------
                                                                 1,813,224       5,222,496
                                                               -----------     -----------

  Contributions:
    Employees                                                    1,472,685       1,556,765
    Employer                                                       540,929         563,553
                                                               -----------     -----------
                                                                 2,013,614       2,120,318
                                                               -----------     -----------

           Total                                                 3,826,838       7,342,814
                                                               -----------     -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                  1,499,119       1,336,361
  Administrative expenses                                           34,545          37,362
                                                               -----------     -----------

           Total                                                 1,533,664       1,373,723
                                                               -----------     -----------

NET INCREASE                                                     2,293,174       5,969,091

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             23,099,075      17,129,984
                                                               -----------     -----------

  End of year                                                  $25,392,249     $23,099,075
                                                               ===========     ===========


The accompanying notes are an integral part of these financial statements.

BUCKLE 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2005 AND 2004
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of the Buckle 401(K) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. It was established February 1, 1986 and last amended November 17, 2003. The Plan administrator is The Buckle, Inc. (the "Company"). Wells Fargo Financial serves as the Plan trustee and recordkeeper.

      CONTRIBUTIONS - Participants may contribute from 2% to 50% of their salary, as defined. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $540,929 and $563,553 during the years ended January 31, 2005 and 2004, respectively. Participants direct the investment of all contributions into various investment options by the Plan. Contributions are subject to certain Internal Revenue Code limitations.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary contribution, (b) Plan earnings (losses), and (c) forfeiture of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. This includes a $30 annual charge to each participant's vested balance for administrative expenses which is withheld in the amount of $7.50 per quarter from participants' earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The remainder of their accounts vest over a six-year period, as shown:

                                             PERCENT
           YEARS OF SERVICE                   VESTED
             Two                                20%
             Three                              40%
             Four                               60%
             Five                               80%
             Six                               100%


      Years of service for vesting purposes requires working 1,000 hours or more during the Plan year.

      PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate based on the published prime rate plus 1%. At January 31, 2005, interest rates range from 5.00% to 10.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, annual installments over a five-year period, or payment in the form of an annuity.

      FORFEITED ACCOUNTS - Forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participants remaining in the Plan, and were $72,502 and $46,046, respectively, during the years ended January 31, 2005 and 2004.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION - The mutual funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. The collective trust fund is stated at estimated fair value based on the redemption value of the underlying funds as determined by the trustee. Money market accounts are recorded at the cash equivalent amount which approximates fair value. Participant loans are valued at cost plus accrued interest which approximates fair value.

      The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Services Agreement.

      PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

C.    TAX STATUS

      The Plan uses a prototype non-standardized plan document sponsored by Wells Fargo Bank Nebraska NA (WFBN). WFBN received an opinion letter from the Internal Revenue Service (the "IRS"), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (the "IRC"). The Plan itself has not received a determination letter from the IRS. The prototype plan document has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

D.    INVESTMENTS

      The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 2005 and 2004.

                                                                            2005            2004
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
  Balanced Fund:
    The America Funds Group - The Income Fund of America                 2,060,023       1,640,232
  The Buckle Stock Fund:
    The Buckle, Inc.                                                     3,557,981       3,482,005
  Large Value Fund:
    Van Kampen Comstock                                                  4,230,538       3,637,424
  Large Blend Fund:
    Federated Capital Appreciation                                       3,672,633       3,446,485
  Large Growth Fund:
    Wells Fargo Large Company Growth                                     1,772,548       1,778,000
  Foreign Large Value Fund:
    Franklin Templeton Foreign                                           2,840,530       2,560,150

INVESTMENTS AT ESTIMATED FAIR VALUE:
  Stable Value Fund - Wells Fargo Collective Stable Return Fund         $2,866,930      $2,785,672


        During the years ended January 31, 2005 and 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,410,089 and $4,893,115, respectively, as follows:

                                                             YEARS ENDED JANUARY 31,
NET CHANGE IN FAIR VALUE                                       2005          2004
                                                            -------------------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
  MARKET PRICE:
    Common stock                                            $  369,085    $ 1,183,458
    Mutual Funds                                               935,976      3,592,990

INVESTMENTS AT ESTIMATED FAIR VALUE:
  Collective trust fund                                        105,028        116,667
                                                            ----------    -----------

Net appreciation in fair value                              $1,410,089    $ 4,893,115
                                                            ==========    ===========

E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

F.    RELATED PARTY TRANSACTIONS

      Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan holds 124,361 shares of The Buckle, Inc. common stock which has a cost basis of $1,990,079. Certain Plan investments are managed by Wells Fargo Financial. Wells Fargo Financial is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

BUCKLE 401(K) PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2005
--------------------------------------------------------------------------------


                                 COLUMN B                                  COLUMN C                  COLUMN E
                                                                  DESCRIPTION OF INVESTMENT,
                                                                  INCLUDING COLLATERAL, RATE
                       IDENTITY OF ISSUE, BORROWER,               OF INTEREST, MATURITY DATE,        CURRENT
                          LESSOR OR SIMILAR PARTY                    PAR OR MATURITY VALUE            VALUE

THE BUCKLE, INC.:
  *The Buckle Stock Fund                                                124,361 shares             $3,557,981

BALANCED FUND:
  The American Funds Group - The Income Fund of America                 113,064 shares              2,060,023

FIXED INCOME FUND:
  *Wells Fargo Intermediate Government Income Fund                       8,159 shares                  89,668
  Goldman Sachs Core Fixed Income                                        21,965 shares                222,502

LARGE VALUE FUND:
  Van Kampen Comstock                                                   235,553 shares              4,230,538

LARGE BLEND FUND:
  *Wells Fargo Index                                                     17,717 shares                839,097
  Federated Capital Appreciation                                        147,377 shares              3,672,633

LARGE GROWTH FUND:
  *Wells Fargo Large Company Growth                                      40,203 shares              1,772,548

SMALL VALUE FUND:
  *Wells Fargo Small Company Value                                       26,323 shares                377,202

MID-CAP GROWTH FUND:
  Lord Abbett Growth Opportunities                                       7,766 shares                 154,702

FOREIGN LARGE VALUE FUND:
  Franklin Templeton Foreign                                            235,533 shares              2,840,530

WORLD STOCK FUND:
  Oppenheimer Global                                                     17,496 shares              1,019,129

STABLE VALUE FUND:
  *Wells Fargo Collective Stable Return Fund                             78,240 shares              2,866,930

TARGETED MATURITY FUND:
  *Wells Fargo Outlook Today                                             5,158 shares                  53,280
  *Wells Fargo Outlook 2010                                              1,150 shares                  14,356
  *Wells Fargo Outlook 2020                                               217 shares                    2,913
  *Wells Fargo Outlook 2030                                              2,791 shares                  39,265
  *Wells Fargo Outlook 2040                                              1,510 shares                  22,874

                                                                  Maturing from April 2005 to
                                                                 February 2020, interest rates of
*PARTICIPANT LOANS                                                       5.0% to 10.5%                 952,095
                                                                                                   ----------

                                                                                                   $24,788,266
                                                                                                   ===========


* Party-In-Interest.

                                                                       EXHIBIT A


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statements No. 333-82448, No. 333-70633, No. 333-70641 and No. 33-70643 of The Buckle, Inc. on
Forms S-8 of our report dated July 29, 2005, appearing in this Annual Report on Form 11-K of the Buckle 401(K) Plan for the year ended January 31, 2005.







DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 29, 2005